SWS GROUP, INC.

1201 ELM STREET

SUITE 3500

DALLAS, TEXAS 75270

PHONE NUMBER: 214/859-1800

FAX NUMBER: 214/859-9309

March 11, 2009

VIA EDGAR

Ms. Cicely LaMothe

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Form 10-K for the year ended June 27, 2008

Filed on September 5, 2008

File No. 0-19483

Dear Ms. LaMothe:

This letter sets forth our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated February 26, 2009 with respect to our Form 10-K for the fiscal year ended June 27, 2008 (the “Form 10-K”), our Form 10-Q for the three months ended December 31, 2008 (the “Form 10-Q”) and our proxy statement filed October 10, 2008.

For the convenience of the staff, we have set forth below the text of each of the staff’s comments included in the comment letter followed by our response.

Form 10-K for the Year ended June 27, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations/Results of Operations/Financial Condition/Return on Equity and Assets

1.	Outside of your presentation of net yield on interest-earning assets on page 34, please tell us how you considered the remaining ratio disclosure requirements for your bank subsidiary outlined in Table VI – Return on Equity and Assets of Industry Guide 3.

Response: Consistent with the disclosure requirements for our bank subsidiary (the “Bank”) outlined in Table VI – Return on Equity and Assets of Industry Guide 3, the following ratios are presented on page 20 of the Form 10-K under the heading “Item 6. Selected Financial Data:”

•	Return on assets;

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

•	Return on equity; and

•	Equity to assets ratio.

We do not present a dividend payout ratio (dividends declared per share divided by net income per share) for our banking subsidiary because it is not meaningful. In the last three years, the Bank has paid one dividend to its parent in May of 2006 for $18.5 million. This dividend related to the disposition of one discontinued business line at the Bank.

The table below is set forth under the heading “Item 6. Selected Financial Data” in the Form 10-K:

	Year Ended
	June 27, 2008	June 29, 2007	June 30, 2006	June 24, 2005	June 25, 2004
Bank Performance Ratios:
Return on assets	0.6%	1.3%	1.5%	1.2%	0.8%
Return on equity	6.8%	15.3%	16.1%	13.6%	9.6%
Equity to assets ratio	8.4%	8.2%	9.6%	8.6%	8.6%

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations/Risk Management/Market Risk/Equity Price Risk, pages 43-44

2.	It appears that you have selected the tabular presentation as the means of quantifying your equity price risk. Please clarify to us why you believe this method best presents your equity price risks as compared to presenting a sensitivity analysis or value-at-risk.

Response: We have selected the tabular presentation of presenting our quantitative analysis of market risk because it presents the information necessary for a reader to make conclusions regarding our exposure to market risk. We do not use internally value-at-risk or a sensitivity analysis to manage exposure in our trading portfolio. We believe that the size and complexity of our trading securities shows that these modeling techniques would have limited application in analyzing our portfolio. Further, because we do not use these techniques to manage our risk internally, we do not believe they would add value to a reader of our financial statements.

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

As of June 27, 2008, our total trading portfolio was $172.1 million which represents approximately 3% of our total assets. As of June 27, 2008, 85% of the portfolio is composed of municipal bonds, of which 80% are investment grade. Other than $88.2 million of auction rate bonds, this inventory is held to facilitate customer trading and is not proprietary in nature. Furthermore, our business model does not include holding large positions in any one issue outside of the auction rate bonds.

Our taxable bond portfolio represented 8% of the total trading portfolio at June 27, 2008. Our risk management policies related to taxable trading provide for aging limits of generally two weeks or less which results in high turnover for these positions. High turnover limits price and interest rate risk.

Our portfolio is also short-term in nature. Of the total $172.1 million in the trading portfolio, $99 million, or 57%, was represented by bonds and other securities with a maturity of less than one year.

Our risk management policies and procedures are focused on size, aging and credit quality and do not incorporate value-at-risk or sensitivity analysis. Should the size, complexity or philosophy regarding our inventories change in the future, we will evaluate the impact on our risk disclosure and make changes accordingly.

Financial Statements and Notes/Note 6 – Loans and Allowance for Probable Loan Losses, page F-17

3.	We note some of the factors in your evaluation of the adequacy of your allowance for loan losses include historical experience, adverse situations that may affect the borrower’s ability to repay, and prevailing economic conditions. In comparison to the previous five years, we note that your reserve to loan ratio for the past year and a half has either remained consistent or decreased. Given the deterioration of the current economy and the increased charge offs and troubled debt restructurings you experienced in the past year and a half, please clarify the factors you considered in determining that your reserve to loan ratio was adequate to address the potential loss inherent in your loan portfolio.

Response: The allowance for loan losses at the Bank is computed based on three overall elements: historical losses; adjustments to historical losses to reflect change in economic conditions; and specific allocation based on individual loan characteristics. Historical losses are the starting point for the allowance computation. The loan portfolio is stratified into six product types for application of the historical loss ratios. These product

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

types are: 1-4 family/multi-family; 1-4 residential construction loans; land loans; commercial real estate loans; commercial loans; and consumer loans. We use a twelve quarter rolling analysis for the historical losses in each category.

We then make adjustments to the historical loss rates to account for changes in economic conditions. Such changes include adjustments for real estate market deterioration, credit concentrations and trends in the type of loans and growth of loans in our loan portfolio.

The real estate market deterioration adjustment is applied to all real estate product types. This adjustment is based on two factors: the Office of Thrift Supervision (“OTS”) Midwest Region four-quarter average for troubled real estate loans as a percent of total assets and the actual Real-Estate Owned (“REO”) sales loss experience of the Bank for the past three years. The adjustment for this component continues to grow as the real estate market continues to deteriorate.

The next adjustment to historical loss ratios accounts for concentrations of exposure in any one product type. Upward adjustments to the historical loss ratios are made for product concentrations exceeding 100% of capital.

The final adjustment to historical loss ratios has two components which involve the growth experienced in each product type as well as the criticized and classified loan totals by product type. The growth component has the effect of increasing the allowance as we grow each product type in the portfolio based on the two-year average growth by product type. Additionally, we review the two-year growth in problem loans by product type and increase the allowance for these products based on the growth in problem loans.

Lastly, additional loan loss reserves are recorded for impaired loans in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 114, SFAS No. 118 and SFAS No. 5. Impairment tests are performed on all classified loans on a quarterly basis and allocations updated accordingly.

While our ratio of non-performing assets to total assets increased from June 30, 2006 through June 30, 2008, our actual losses have been minimal as we were consistently able to dispose of any REO at levels that produced very few losses. Our actual loan losses have been minimal over the past five years with net charge-offs as a percentage of total loans ranging from a low in 2007 of 0.03% to a high of 0.23% in 2008. At December 31,

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

2008, net charge-offs continued to be at low levels with six-month annualized losses running at 0.14% of total loans. However, in the six months ended December 2008, we saw accelerated growth rates of non-performing assets as well as criticized and classified assets. In addition, the OTS industry ratios for troubled assets and our REO losses have increased. The combination of these factors is driving our provision calculation higher resulting in an increase of our reserve to loan ratio to 0.84% in December 2008 compared to 0.74% in June 2008. Our projections indicate we will continue this trend and the reserve to loan ratio will approach 1% in March 2009 and exceed 1% in June 2009.

We believe our model is responding to market conditions appropriately. Our loan portfolio is concentrated in North Texas and we believe the deterioration in North Texas has lagged other parts of the country. Consequently, the increase in our allowance for loan losses has lagged those for banks with nationwide loan exposure or loan exposure concentrated on the East or West coasts.

To more fully disclose the factors impacting our allowance for loan loss computation, we made the following additional disclosure on page 49 of our Form 10-Q under the heading “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations:”

“In determining the appropriate allowance at the balance sheet date, management evaluates the Bank’s historical loss percentage, concentrations of risk in the portfolio, estimated changes in the value of the underlying collateral as well as changes in the volume and growth in the portfolio. To the extent we under estimate the impact of these risks, our allowance account could be materially misstated.”

Note 21 – Financial Instruments with Off-Statement of Financial Condition Risk, page F-29

4.	We note you have commitments to fund loans. Please clarify your intent for these commitments after origination (i.e. held for resale or held for investment). To the extent your commitments to originate mortgage loans would be held for resale, please clarify how you evaluated whether this commitment represents a derivative that should be recorded on the balance sheet at fair value with changes in fair value recorded in earnings. Reference is made to paragraph A33 of SFAS 149.

Response: In connection with its mortgage origination banking activities, the Bank enters into loan commitments to fund residential mortgage loans at specified interest rates and within specified periods of time, generally up to 60 days from the time of the rate lock. The loans made by the Bank in the mortgage origination business are generally sold

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

after funding. A commitment to fund a loan that will be held for sale upon funding is a derivative instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, and must be recognized at fair value on the consolidated statement of financial condition in other assets (gain position) or other liabilities (loss position). The commitment to sell the loan is also a derivative instrument under this standard and is recorded at fair value in other assets (gain position) or other liabilities (loss position) on the consolidated statement of financial condition. The change in the fair value of these derivatives is recorded in other income on the consolidated statement of income.

The Bank applied the provisions of SFAS No. 133 to determine the fair value of the loan commitments and the related commitment to sell these loans. In determining the fair value, the Bank considers the following components: (i) the expected sales price of the loan in the secondary market; (ii) points expected to be collected from the borrower; (iii) points expected to be paid to sell the loan in the secondary market; (iv) the value of the normal servicing cash flows; and (v) direct fees and costs associated with the origination of the loan. The notional amount of these loan commitments at June 30, 2008 was approximately $19.9 million with an estimated fair value of $57,000 and $167,000 included in other assets and other liabilities, respectively, in the consolidated statement of financial condition. Also, at June 30, 2008, the Bank recorded $596,000 and $35,000 in other assets and other liabilities, respectively, on the consolidated statement of financial condition for the fair value of the commitments to sell loans of $27.5 million.

Subsequent to June 30, 2008, the Bank has substantially reduced its mortgage origination business so that, as of December 31, 2008, the Bank had no commitments to lend for loans expected to be held for sale. Consequently, there was no liability recorded for the fair value of loan commitments. At December 31, 2008, the Bank had $12 million in commitments to sell mortgages and had a derivative recorded in other assets and other liabilities on the statement of financial condition of $90,000 and $22,000, respectively.

Note 21 – Financial Instruments with Off-Statement of Financial Condition Risk, page F-29

5.	We note your representation that you have not incurred any significant losses to date on your commitments. Please advise us and disclose your methodology for assessing whether there has been any deterioration in the value of the loan commitments. To the extent you continue to not have a reserve for potential deterioration of loan commitments as of December 31, 2008, please explain what factors you considered in determining a reserve was not necessary given the continued economic downturn since year end.

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

Response: The Bank considers several factors in determining the necessity for a reserve for losses on loan commitments. These factors include the provisions of the commitment agreement; the collateral provided by the borrower and the status of the outstanding loans, if any, that the potential borrower has to the Bank. The commitments on loans that will ultimately be held for sale are discussed in the response to comment #4 above. The remaining commitments fall into three categories, including the unfunded portion of existing loans and commercial lines of credit, standby letters of credit and new loans.

At June 30, 2008, the unfunded portion of existing loans, including commercial lines of credit, represented $200.4 million of the Bank’s total loan commitments. All of these commitments have been through the same underwriting and committee approval process as the related existing loan. They are also included in the Bank’s internal and third-party external loan review process. Any loan criticized or classified with an unfunded balance is reviewed as a part of the analysis of the Allowance for Loan Losses to determine if there has been impairment. If the Bank determines that there is impairment on any unfunded loan, an appropriate reserve amount is established in other liabilities through the Provision for Loan Losses. The Bank has no obligation to fund these unfunded commitment amounts if the existing loan is in default or if any loan covenant has been violated.

At June 30, 2008, standby letters of credit represented $2.8 million of the commitments. These letters of credit contain recourse features that allow the amount of the letter of credit to become a part of the related fully collateralized loan. Once the standby letter of credit is consolidated with the fully collateralized loan, the full value is subject to the Bank’s standard Allowance for Loan Losses evaluation.

At June 30, 2008, the remaining $105.4 million of commitments represents commitments to fund new loans. These commitments go through the same approval and underwriting process as funded loans. The standard commitment letter includes provisions that allow the Bank to exit the commitment based on any deterioration of the credit quality of the borrower or decline in the value of the collateral. This process protects the Bank from losses on this type of loan commitment.

Form 10-Q for the Period ended December 31, 2008

Financial Statements and Notes/Fair Value of Financial Instruments, pages 6-9

6.

Please clarify how your auction rate securities are reflected in your reconciliation of the beginning and ending balances of your Level 3 assets and liabilities. In this regard on page 29 of your MD&A you disclose the ending balances of auction rate municipal bonds are $95.0 million and $39.4 million for the first and second

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

quarters respectively which does not agree with the ending municipal obligations balance of $63.8 million and $24.5 million in your reconciliation. To the extent a portion of your auction rate securities are characterized as Level 2, provide clarifying disclosure as to what drives the different treatment.

Response: The following table summarizes our holdings of auction rate securities by level within the fair value hierarchy of FASB No. 157:

(in thousands)	Level 2	Level 3	Total
Beginning balance at September 27, 2008	$31,225	$63,800	$95,025
Purchases of ARS	—	—	—
Sales of ARS	(31,225)	(24,375)	(55,600)
Transfers of ARS between levels	14,950	(14,950)	—

Ending balance at December 31, 2008	$14,950	$24,475	$39,425

According to FASB No. 157, paragraph 5, the definition of fair value is “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The standard clarifies the principle that fair value should be based on assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.

The ending balance of our investment in auction rate securities was $95 million as of September 26, 2008. At the financial statement date, we classified $31.2 million of our investment in auction rate securities as Level 2 with the remaining investment of $63.8 million recorded as Level 3 securities. The Level 2 classification applied to an investment in one issue that was sold, at par, in a successful auction on September 30, 2008, two business days subsequent to the valuation date. Because the successful auction was an “orderly transaction between market participants” that occurred very close to the financial statement date, we considered this observable input to be of more significance in valuing the security than unobservable internal valuations. Consequently, we believed the valuation of this particular auction rate security met the criteria for Level 2 classification.

Similarly, the ending balance of our investment in auction rate securities as of December 31, 2008 was $39.4 million. At December 31, 2008, we classified $14.9 million of our investment in auction rate securities as Level 2 with the remaining investment of $24.5 million recorded as Level 3 securities. The Level 2 classification applied to an

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

investment in one issue that was sold, at par, in a successful auction on January 5, 2009, again, two business days subsequent to the valuation date. Based on the same rationale noted in the previous paragraph, we believed this security met the criteria for Level 2 classification.

According to FASB No.157, classification as a Level 2 security is appropriate when a value is based on quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Based on these subsequent sales, we determined that the fair value of these securities were based on quoted prices that were less frequent than those in an active market and as a result, classified these securities as Level 2.

Should we determine that Level 2 valuation is appropriate for our remaining investment in auction rate bonds, we will present this conclusion in our future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations/Brokerage, pages 29-30

7.	Based on your disclosures on page 29, we note some of your customers hold auction rate preferred securities and bonds. We also note that regulators may require you to repurchase these securities from your customers. Please clarify how you considered SFAS 5 in determining whether you have a contingent liability related to your exposure to the auction rate securities held by your customers.

Response: As noted in our discussion on page 29 of our Form 10-Q, a “number of our competitors who sold or underwrote these securities have been required by regulators to repurchase these securities from their customers.” The disruption of the credit markets and the failures of some of these municipal auctions led investors to file complaints against broker-dealers who offered these products. These events spurred the regulators to review these complaints and, in some cases, require the repurchase of these securities. The complaints centered on the marketing of the auction rate securities as highly liquid, “same-as-cash” investments as well as the underwriting and remarketing of these securities. We did not actively market these securities to our customers or classify them as cash equivalents on our statements to our customers. We do not underwrite auction rate securities or serve as the remarketing agent for any of these securities. At December 31, 2008, four customers of Southwest Securities, Inc. and one customer of SWS Financial Services, Inc. (collectively “SWS”) held approximately $7.0 million of auction rate securities that were purchased through us. A majority of the $31.1 million of auction rate preferred securities and the $14.2 million of auction rate bonds disclosed in the Form 10-Q, were purchased at other brokerage firms and transferred to Southwest Securities, Inc.

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

Upon review of the requirements of SFAS No. 5, we do not believe we have a contingent liability related to our exposure to the auction rate securities held by our customers. SFAS No. 5 states that accrual of a liability is required if it is “probable that an asset has been impaired or a liability has been incurred as of the financial statement date….and the amount of the loss can be reasonably estimated.” Because we do not believe it is probable that a liability has been incurred, we do not believe we meet the criteria necessary to accrue a contingent liability under SFAS No. 5.

Probable is defined in SFAS No. 5 to mean “the future events are likely to occur.” We have not been contacted by any of our regulators in regard to a requirement to repurchase these securities from our customers nor have there been any inquiries to review our customers’ holdings of such securities. As stated previously, we did not actively market these securities to our customers nor did we present these securities as cash equivalents to our customers. As such, it seems that the “probable” condition is not met because we have no indications that it is likely that our regulators will force us to repurchase these securities. In addition, we do not believe the amount of loss would be reasonably estimable. While we know the total dollar amount of these types of securities held by our customers, it is not possible for us to estimate a loss related to these securities. Because we are under no order or investigation related to this matter, we do not know if we would be required to repurchase all of these securities, only those sold by representatives of SWS or some other subset of these securities. In addition, these securities are subject to periodic redemption by the issuers who sold them, which further mitigates the likelihood of any potential liability.

We disclosed the information on page 29 to make our investors aware of our situation in regard to auction rate securities and our belief, based on the numbers and discussion provided, that we do not have a large exposure in this area. However, as we cannot predict the ultimate action that any regulator might take, we noted that “our liquidity could be negatively impacted” if we are required to repurchase our customers’ positions in auction rate securities.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations/Critical Accounting Policies and Estimates/Fair Value, pages 57-59

8.	We note your municipal bond obligations are valued at par. Please clarify how you determined par value to be indicative of fair value.

Response: At December 31, 2008, our Level 3 municipal debt obligations consisted of two auction rate bond positions. To date, all auction rate bonds we have held in our inventory have been sold to third-parties at their par value. One of these positions was sold to a third-party shortly after December 31, 2008 at par. For the remaining position, our internal valuation methodology supported a valuation at par. As a result, at December 31, 2008, we determined that the fair value of these securities was par value.

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

At December 31, 2008, we also had investments in municipal bond obligations of approximately $33.6 million that were not auction rate bonds. These investments were classified as Level 2 securities and were valued at fair value based on industry standard models that consider time value, yield curve, current market conditions and trading activity to determine fair value. As noted on page 7-8 of the financial statement footnotes to the Form 10-Q:

“Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate debt, certain U.S. government and government agency obligations and municipal obligations.” (emphasis added)

Consequently, our Level 2 municipal obligations are valued at fair value, not par.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations/Critical Accounting Policies and Estimates/Fair Value, pages 57-59

9.	Please tell us and disclose what criteria you use to determine whether the market for your financial instruments is active or inactive, how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

Response: Our Critical Accounting Policy disclosure will include the following additional disclosure in future filings:

The availability of observable inputs can vary for different products. Fair value is a market-based measure; therefore, when market observable inputs are not available, our judgment is applied to reflect those judgments that a market participant would use in valuing the same asset or liability. We use prices and inputs that are current as of the measurement date even in periods of market disruption or illiquidity. Greater judgment in valuation is required when inputs are less observable or unobservable in the marketplace and judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. The valuation of financial instruments classified in Level 3 of the fair value hierarchy involves the greatest amount of management judgment.

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3 (“FSP 157-3”), “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which addresses the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs and the degree of reliance to be placed on broker quotes or pricing services. When a market for an asset is inactive, FSP 157-3 provides for management to make adjustments to observable data in determining fair value. Our fair value measurement practices are consistent with the guidance in FSB 157-3.

Valuation Process for Financial Instruments – Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information including current financial information, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management’s judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management’s judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk, uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Certain financial instruments and other assets trade infrequently and therefore have little price transparency. As a result, we may use alternative valuation models as methods for determining fair value. When using alternative valuation techniques or valuation models, the following techniques are applied to different financial instrument classes:

•	Auction Rate Securities – Internal methodology based on projected cash flows discounted for lack of liquidity for the securities;

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

•

Non-agency mortgage-backed and other asset-backed securities – Benchmarked to yields from market prices for comparable securities and calibrated based on expected cash flow characteristics of the underlying assets;

•	Investments in certain private equity funds – Discounted cash flow techniques; and

•	Real-estate owned – Most recent appraisals adjusted for changes in the real estate market at the valuation date.

Schedule 14A

Cash Incentive Awards, page 13

10.	For the NEOs that control a specific business line, we note that their cash incentive award compensation is based on a percentage of pre-tax income for such business lines and the ROE multiplier. The percentages of pre-tax income appear material to an investor’s understanding of your compensation arrangements with such officers. As such, please tell us such percentages. Also, since your ROE did not yield a multiplier of 100 percent, it is not clear why Messrs. Leland and Litton received 100 percent of their pools. Please tell us the factors considered in exercising your discretion in increasing their award to 100 percent. Similar disclosure should be included in future filings. To the extent you believe that disclosure of such information, on an historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer also to Question 118.4 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: Mr. Leland’s percentage of pre-tax profits for fiscal year 2008 was 20%. Mr. Litton’s percentage of pre-tax profits for fiscal year 2008 was 15%. Both of these percentages are net of their respective business line costs. Each of Messrs. Leland and Litton received 100% of the one-half of the award that was subject to the ROE multiplier, which was 75% based on our 10.4% return on equity in fiscal year 2008. In neither case was the ROE multiplier increased. As a result, no discretion was involved in the grant of

Ms. Cicely LaMothe

Branch Chief

March 11, 2009

either award. The reference to each of Messrs. Leland and Litton receiving 100% of his respective incentive compensation pool refers to the incentive compensation pool after the application of the 75% ROE multiplier, rather than before the ROE multiplier.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff’s comments or changes to disclosures in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions regarding our responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 859-6610 or Stacy Hodges at (214) 859-9362 at your convenience.

Very truly yours,

/s/ Kenneth R. Hanks
Kenneth R. Hanks
Executive Vice President and Chief Financial Officer